November 21, 2013

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lehigh Gas Partners LP
LGP Finance Corp.
Registration Statement on Form S-3
Filed November 1, 2013
File No. 333-192035

Dear Mr. Schwall:

On behalf of Lehigh Gas Partners LP (the “Registrant”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2013, with respect to Registration Statement on Form S-3, File No. 333-192035, filed with the Commission on November 1, 2013 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-3

1.	Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

RESPONSE: Attached hereto as Exhibit A and Exhibit B are proposed revised drafts of Exhibit 5.1 and Exhibit 8.1, respectively. In the drafts, the added text is underlined and the deleted text is stricken through.

Exhibit 5.1

2.	The assumption in romanette (xii) that “each person” signing any document counsel examined has “the legal authority” to do so is overly broad, insofar as all the registrants, including the guarantors, may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a.

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Securities and Exchange Commission

November 21, 2013

RESPONSE: Romanette (xii) of our opinion has been revised accordingly. Please see Exhibit A attached hereto.

3.	Please ensure that counsel provides a complete and self-contained opinion regarding all pertinent issues. For example, the opinion must make clear whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its creditors (other than the purchase price) or contributions to the Partnership or its creditors solely by reason of the purchasers’ ownership of the securities. See SLB 19 at Section II.B.1.b, including footnote 10. In that regard, we note that counsel states in opinion paragraphs (1) and (2) that the units will be “non-assessable (except as such nonassessability may be affected by Section 17-607 or 17-804 of [DRULPA] and as described in the Prospectus Supplement and the Prospectus).” Opinion paragraphs (1) and (2) also include references to the units being “fully paid (to the extent required under the Partnership Agreement).” The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments.

RESPONSE: Our opinion has been revised accordingly. Please see opinion paragraphs (1), (2) and (3) on page 3 and paragraph (i) on page 4 of Exhibit A attached hereto.

Exhibit 8.1

4.	Please remove the statement “or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose,” as it appears to disclaim an investor’s ability to rely on the opinion expressed. See SLB 19 at Section III.D.1. Note that the staff raised this same comment in connection with Exhibit 8.1 to the Form S-1 (Amendment No. 3) filed by Lehigh Gas Partners LP on August 10, 2012.

RESPONSE: We respectfully submit that the last sentence in the penultimate paragraph of our opinion, attached hereto as Exhibit B, expressly provides that investors may rely on the opinion expressed. In addition, our opinion included herein as Exhibit B has been revised to explicitly state the purpose of the opinion. Please see the second sentence in the penultimate paragraph.

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Securities and Exchange Commission

November 21, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (212) 237-0133 or Frank Macerato of Lehigh Gas Partners LP at (610) 625-8027.

Very truly yours,

/s/ Brenda Lenahan
Brenda Lenahan
Vinson & Elkins L.L.P.

cc:	Frank Macerato, Lehigh Gas Partners LP

EXHIBIT A

November 21, 2013

Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel for Lehigh Gas Partners LP, a Delaware limited partnership (the “Partnership”), and LGP Finance Corp., a Delaware corporation (“Finance Corp”), as well as Lehigh Gas Wholesale LLC, a Delaware limited liability company, Lehigh Gas Wholesale Services, Inc., a Delaware corporation, LGP Realty Holdings LP, a Delaware limited partnership, and LGP Realty Holdings GP LLC, a Delaware limited liability company (collectively, the “Guarantors”), in connection with the preparation of a registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Partnership and Finance Corp under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the offer from time to time, pursuant to Rule 415 under the Securities Act, of up to $500,000,000 of:

(1) common units representing limited partner interests in the Partnership (the “Common Units”);

(2) other classes of units representing limited partner interests in the Partnership (the “Other Units”);

(3) debt securities, which may be co-issued by Finance Corp, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the “Debt Securities”); and

(4) guarantees (the “Guarantees”) of the Debt Securities by the Guarantors.

The Common Units, Other Units, Debt Securities and Guarantees are collectively referred to herein as the “Securities”. We have also participated in the preparation of the Prospectus (the “Prospectus”) contained in the Registration Statement to which this opinion is an exhibit. The Securities will be offered in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in supplements (each, a “Prospectus Supplement”) to the Prospectus.

In rendering the opinions set forth below, we have examined (i) the Registration Statement, including the Prospectus, (ii) the form of Senior Indenture (the “Senior Indenture”) filed as an exhibit to the Registration Statement, (iii) the form of Subordinated Indenture (the “Subordinated Indenture,” together with the Senior Indenture, the “Indentures”) filed as an exhibit to the Registration Statement, (iv) the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), (v) the Certificate of Limited Partnership of the Partnership filed with the

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November 21, 2013

Secretary of State of Delaware, (vi) the certificates of incorporation, bylaws, limited liability company agreements and other formation documents and agreements, as applicable, of Finance Corp and the Guarantors, (vii) resolutions of Lehigh Gas GP LLC, a Delaware limited liability company and the general partner of the Partnership, of Finance Corp and of the Guarantors and (viii) such other certificates and documents as we have deemed necessary or appropriate for purposes of the opinions hereafter expressed.

In connection with rendering the opinions set forth below, we have assumed that:

(i) all information contained in all documents reviewed by us is true and correct;

(ii) all signatures on all documents examined by us are genuine;

(iii) all documents submitted to us as originals are authentic and complete and all documents submitted to us as copies conform to the originals of those documents;

(iv) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete;

(v) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and comply with all applicable laws;

(vi) a Prospectus Supplement to the Prospectus will have been prepared and filed with the Commission describing the Securities offered thereby and will comply with all applicable laws;

(vii) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the applicable Prospectus Supplement to the Prospectus;

(viii) the Indentures, and any supplemental indenture relating to a particular series of Debt Securities, will be duly authorized, executed and delivered by the parties thereto in substantially the form reviewed by us;

(ix) a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Partnership and the other parties thereto;

(x) the form and terms of any Debt Securities and Guarantees, the issuance, sale and delivery thereof by the Partnership, Finance Corp and the Guarantors, as applicable, and their incurrence and performance of their obligations thereunder or in respect thereof in accordance with the terms thereof, will be in full compliance with, and will not violate, the formation documents and agreements, as applicable, of the Partnership, Finance Corp and the Guarantors, as applicable, or any applicable law, rule, regulation, order, judgment, decree, award or agreement binding upon any of them, or to which the issuance, sale and delivery of such Securities, or the incurrence and performance of such obligations, may be subject, or violate any applicable public policy, or be subject to any defense in law or equity;

November 21, 2013

(xi) the certificates for the Common Units will conform to the specimens thereof examined by us and will have been duly countersigned by a transfer agent and duly registered by a registrar of the Common Units; and

(xii) each person (other than the Partnership, Finance Corp, the Guarantors and directors and officers of each of the foregoing) signing documents we examined has the legal authority and capacity to do so.

Based upon and subject to the foregoing, we are of the opinion that:

(1) With respect to the Common Units, when (a) the Partnership has taken all necessary action to approve the issuance of such Common Units, the terms of the offering thereof and related matters and (b) the Common Units have been issued and delivered in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the Partnership upon payment of the consideration thereof or provided for therein, then the Common Units will be validly issued~~, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Section 17-607 or 17-804 of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”) and as described in the Prospectus Supplement and the Prospectus)~~.

(2) With respect to the Other Units, when (a) the Partnership has taken all necessary action to approve the issuance and terms of such Other Units, the terms of the offering thereof and related matters and (b) the Other Units have been issued and delivered in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the Partnership upon payment of the consideration thereof or provided for therein, then the Other Units will be validly issued~~, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Section 17-607 or 17-804 of the DRULPA and as described in the Prospectus Supplement and the Prospectus)~~.

(3) Under the Delaware Revised Uniform Limited Partnership Act (“DRULPA”), the purchasers of the Common Units and the Other Units will have no obligation to make payments for their purchase of such Common Units and Other Units (other than the initial purchase price) or contributions to the Partnership solely by reason of their ownership of the Common Units or Other Units, as the case may be, or their status as limited partners of the Partnership.

(4) With respect to the Debt Securities and the Guarantees, when (a) the Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended; (b) the terms of the Debt Securities and, if applicable, the Guarantees and of their issuance and sale have been duly established in conformity with the applicable Indenture so as not to violate any applicable law or result in a default under or breach of any agreement or

November 21, 2013

instrument binding upon the Partnership, Finance Corp or the Guarantors, as applicable, and so as to comply with any requirements or restrictions imposed by any court or governmental body having jurisdiction over the Partnership, Finance Corp and the Guarantors; (c) the Partnership, Finance Corp and the Guarantors, as applicable, have taken all necessary action to approve the issuance and terms of such Debt Securities and Guarantees, the terms of the offering thereof and related matters; and (d) such Debt Securities and Guarantees have been duly executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture and the applicable definitive purchase, underwriting or similar agreement approved by the Partnership, Finance Corp and the Guarantors, as applicable, upon payment of the consideration thereof or provided for therein, such Debt Securities and, if applicable, the Guarantees will be legally issued and will constitute valid and legally binding obligations of the Partnership, Finance Corp and the Guarantors, respectively, enforceable against the Partnership, Finance Corp and the Guarantors, as applicable, in accordance with their terms, except as such enforcement may be subject to any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other law relating to or affecting creditors’ rights generally or by general principles of equity and an implied covenant of good faith and fair dealing.

The opinions expressed herein are qualified in the following respects:

(i) With respect to paragraph 3 above, the DRULPA provides that a limited partner who receives a distribution after which the liabilities of the Partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, would exceed the fair value of the assets of the Partnership and knew at the time the distribution was in violation of the DRULPA will be liable to the Partnership for the amount of the distribution for three years from the date of the distribution. Further, the DRULPA provides that, upon the winding up of the Partnership, if (a) the Partnership distributes its assets other than in the following order: (i) to creditors in satisfaction of their liabilities; (ii) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (iii) to partners for the return of their contribution; and (iv) to the partners in the proportions in which the partners share in distributions and (b) the limited partner receives a distribution of assets other than the order described in (a) and knew at time the distribution was other than the order described in (a) will be liable to the Partnership for three years from the date of the distribution. An assignee who becomes a limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

(ii) We express no opinion concerning (a) the validity or enforceability of any provisions contained in the Indentures that purport to waive or not give effect to the rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law or (b) the enforceability of indemnification provisions to the extent they purport to or relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

November 21, 2013

(iii) This opinion is limited in all respects to the DRULPA, the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the Constitution of the State of Delaware, as interpreted by the courts of the State of Delaware, the contract law of the State of New York and the federal laws of the United States of America and we are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

(iv) We express no opinion as to any matters other than as expressly set forth above, and no opinion on any other matter may be inferred or implied herefrom. The opinions expressed herein are given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein.

We hereby consent to the reference to this firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as an exhibit to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours,

DRAFT

EXHIBIT B

November 21, 2013

Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Lehigh Gas Partners LP (the “Partnership”), a Delaware limited partnership, and LGP Finance Corp (“Finance Corp.”), a Delaware corporation, and certain other subsidiaries of the Partnership with respect to certain legal matters in connection with the preparation of a Prospectus dated on or about the date hereof (the “Prospectus”), forming part of the Registration Statement on Form S-3, (the “Registration Statement”). The Registration Statement relates to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale from time to time by the Partnership of:

(1) common units representing limited partner interests in the Partnership;

(2) other classes of units representing limited partner interests in the Partnership;

(3) debt securities of the Partnership, which may be co-issued by Finance Corp., consisting of senior debt securities or subordinated debt securities (the “Debt Securities”); and

(3) guarantees of the Debt Securities by certain subsidiaries of the Partnership listed in the Registration Statement.

This opinion is based on various facts and assumptions, and is conditioned upon certain representations made by the Partnership as to factual matters through a certificate of an officer of the Partnership (the “Officer’s Certificate”). In addition, this opinion is based upon the factual representations of the Partnership concerning its business, properties and governing documents as set forth in the Registration Statement.

In our capacity as counsel to the Partnership, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments, as we have deemed necessary or appropriate for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies. For the purpose of our opinion, we have not made an independent investigation or audit of the facts set forth in the above-referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification.

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November 21, 2013

We hereby confirm that all statements of legal conclusions contained in the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Consequences” constitute the opinion of Vinson & Elkins L.L.P. with respect to the matters set forth therein as of the effective date of the Registration Statement, subject to the assumptions, qualifications, and limitations set forth therein. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the representations described above, including in the Registration Statement and the Officer’s Certificate, may affect the conclusions stated herein.

No opinion is expressed as to any matter not discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Consequences.” We are opining herein only as to the federal income tax matters described above, and we express no opinion with respect to the applicability to, or the effect on, any transaction of other federal laws, foreign laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

This opinion is rendered to you as of the effective date of the Registration Statement, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is furnished to you, and is for your use in connection with the transactions set forth in the Registration Statement.This opinion may not be relied upon by you for any other purpose or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent. However, this opinion may be relied upon by you and by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including persons purchasing common units pursuant to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus and to the use of our name under the captions “Material Tax Consequences” and “Legal Matters” in the Registration Statement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

DRAFT